Exhibit 11

MARKWEST HYDROCARBON, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income (loss)	$9,979	$(2,075)	$8,937	$(1,898)
Weighted average number of outstanding shares of common stock	9,351	9,369	9,356	9,356
Basic earnings (loss) per share	$1.07	$(0.22)	$0.96	$(0.20)

Net income (loss)	9,979	(2,075)	8,937	$(1,898)
Weighted average number of outstanding shares of common stock	$9,351	$9,369	$9,356	9,356
Dilutive stock options	20	33	20	25
Earnings (loss) per share assuming dilution	$1.06	$(0.22)	$0.95	$(0.20)